Exhibit 99.1

Sundial Announces Management Transitions

CALGARY, Oct. 23, 2019 /CNW/ - Following Sundial Growers Inc.'s (Nasdaq: SNDL) ("Sundial") acquisition of Bridge Farm in July 2019 and Initial Public Offering on the Nasdaq in August 2019, Sundial is making the following management changes.

Sundial President, Geoff Thompson, will be transitioning at the end of the year to an advisory role with the intent to be nominated to join Sundial's Board of Directors in 2020. Thompson's responsibilities will be transitioned to Chief Operating Officer, Brian Harriman, and Chief Financial Officer, Jim Keough.

"Geoff was instrumental in helping shape Sundial into the successful international cannabis company it is today," said Torsten Kuenzlen, Sundial CEO. "He played a key role in securing funding, advancing our medical (Heal) business and leading important business development and other initiatives such as our Bridge Farm acquisition. We want to thank Geoff for everything he has done for Sundial and look forward to working with him in the future."

After the successful integration of Bridge Farm into Sundial UK, David Ball, currently President Europe, will also transition into an advisory role in January 2020 for a six-month period. Louise Motala, currently Commercial Director in the UK, has been promoted to Managing Director, Sundial UK, effective immediately. Mrs. Motala brings over two decades of extensive leadership experience to her important new role. She will continue to report to Mr. Ball until his transition in January.

"We want to thank David for his leadership in building and integrating Bridge Farm into Sundial," said Kuenzlen. "As a leading agricultural indoor producer of edible herbs and ornamental flowers, Sundial UK is a strong business with great potential in its current markets. It is also ideally positioned to help Sundial become a leading cannabis company in the UK, Europe and beyond. We see significant opportunities to leverage the decades of cultivation and commercial experience to provide plant-based health solutions to national and international retailers and consumers. Given the strong leadership team David has built over the last years, we are delighted to promote Louise to her new position as our Managing Director for Sundial UK. She is uniquely qualified for this key role and we look forward to her continued important contributions to Sundial."

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

    Heal - cannabis products used as prescription medicine
    Help - cannabis products that strive to promote health and wellness through CBD
    Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/23/c6047.html

%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:08e 23-OCT-19